Exhibit 99.3

MAG SILVER CORP.

WHISTLEBLOWER PROTECTION POLICY

OBJECTIVE

This Whistleblower Protection Policy (the “Policy”) applies to all directors, officers and employees of MAG Silver Corp. and its controlled subsidiaries (collectively the “Corporation”).  The policy is also intended to provide a method for other stakeholders to voice any concerns regarding the Corporation’s business conduct.

The Corporation is committed to maintaining the highest standards of business conduct and ethics in its accounting standards and disclosures, internal accounting controls, and audit practices. It is the policy of the Corporation to comply with and require its directors, officers, and employees to comply with all applicable legal and regulatory requirements relating to corporate reporting and disclosure, accounting and auditing controls and procedures, securities compliance and other matters pertaining to fraud against shareholders. Every employee has the responsibility to assist the Corporation in meeting these requirements.

The Corporation’s internal controls and corporate reporting and disclosure procedures are intended to prevent, deter and remedy any violation of the applicable laws and regulations that relate to corporate reporting and disclosure, accounting and auditing controls and procedures, securities compliance and other matters pertaining to fraud against the shareholders. Even the best systems of control and procedures, however, cannot provide absolute safeguards against such violations. The Corporation has a responsibility to investigate and, if required, report to appropriate governmental authorities, any violations relating to corporate reporting and disclosure, accounting and auditing controls and procedures, securities compliance and other matters pertaining to fraud against shareholders, and the actions taken by the Corporation to remedy such violations.

This Policy governs the process through which employees and others, either directly or anonymously, can notify the Chair of the Corporation’s Audit Committee (the “Audit Committee”) and/or outside governmental authorities of potential violations or concerns. In addition, this Policy establishes a mechanism for responding to, and keeping records of, complaints from employees and others regarding such potential violations or concerns.

COMPLAINT PROCEDURE

1.	Reporting Alleged Violations or Concerns

The Corporation is firmly committed to compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. The fair and accurate reporting of all material financial and non-financial facts regarding the Corporation and its affairs is of paramount importance, and we will not tolerate fraud or misrepresentation of any kind.

If an employee reasonably believes that any employee of the Corporation or other person acting on behalf of the Corporation has violated any legal or regulatory requirements or internal policy relating to accounting standards and disclosures, internal accounting controls, or matters related to the internal or external audit of the Corporation’s financial statements, the employee should immediately report his or her concern to the Chair of the Audit Committee. The Chair of the Audit Committee is currently Derek White, who may be contacted as follows:

In writing:	Derek White MAG Silver Corp., 770 – 800 W. Pender Street, Vancouver, BC V6C 2V6

By e-mail:	dwhite@magsilver.com

By telephone:	604-807-7555

The Audit Committee is composed entirely of directors of the Corporation who are independent of the officers and management of the Corporation. The Audit Committee is solely responsible for investigating and responding to reports of violations regarding accounting standards and disclosures, internal accounting controls, or matters related to the internal or external audit of the Corporation’s financial statements. However, if an employee is not comfortable reporting a concern to the Chair of the Audit Committee, he or she should report the concern to any supervisor or member of management whom he or she is comfortable approaching. Any manager or other supervisory employee who receives a report of an alleged violation must immediately forward the report to the Chair of the Audit Committee.

Reports of alleged violations may be submitted to the Chair of the Audit Committee anonymously if the employee desires. Although anonymous reports may be submitted via any of the above methods, reports submitted by e-mail or telephone tend to be less likely to remain anonymous and confidential than those submitted in writing. All reports of alleged violations, whether or not they were submitted anonymously, will be kept in strict confidence to the extent possible, consistent with the Corporation’s need to conduct an adequate investigation.

Reports of alleged violations should be factual, rather than speculative or conclusory, and should contain as much specific detail as possible to allow for proper assessment. The complaint describing an alleged violation or concern should be candid and should clearly set forth all of the information that the employee knows regarding the allegation or concern. In addition, the complaint should contain sufficient corroborating information to support the commencement of an investigation. The Corporation may, in its reasonable discretion, determine not to commence an investigation if a complaint contains only unspecified or broad allegations of wrongdoing without appropriate factual support.

Any employee that submits a complaint concerning a violation or possible violation of law or any of the Corporation’s codes or policies must be acting in good faith and have reasonable grounds for believing that the information disclosed indicates a violation. Complaints that are discovered to have been maliciously made or to be knowingly false will be viewed as a serious disciplinary offence and may result in disciplinary action against the complainant.

2.	Investigation of Complaints

Upon receipt by the Chair of the Audit Committee of a complaint alleging a violation, the Audit Committee, or a designated member of the Committee, will make a determination as to whether a reasonable basis exists for commencing an investigation into the conduct alleged in the complaint. If the Audit Committee or its designated member concludes that an investigation is warranted, it shall take appropriate measures to implement a thorough investigation of the allegations. The Audit Committee shall have the authority to obtain assistance from the Corporation’s management, counsel or auditors, or to retain separate outside legal or accounting expertise as it deems necessary or desirable in order to conduct the investigation.

All complaints, whether received by the Chair of the Audit Committee either from an employee or an outside governmental authority or from both, will be promptly investigated where a determination has been made by the Audit Committee or its designated member that a reasonable basis exists to commence an investigation in respect of the complaint, and appropriate corrective action taken, if warranted by the investigation, as soon as reasonably practicable.

To the extent possible, all complaints will be kept confidential and all sources of such concerns and complaints will be kept anonymous by the Audit Committee, consistent with the need to conduct an adequate investigation.

At each quarterly meeting of the Audit Committee, the members of the Audit Committee will discuss the status of any ongoing investigation and review the resolution of each complaint submitted during the previous quarter, whether or not the complaint resulted in the commencement of a formal investigation.

3.	Corrective Action

The Audit Committee is ultimately responsible for determining the validity of each complaint and fashioning, with the input of its advisors and the Corporation’s management, if requested, the appropriate corrective action. The Committee shall report any legal or regulatory non-compliance to the Corporation’s management and ensure that management takes corrective action including, where appropriate, reporting any violation to relevant governmental authorities.

Any director, officer, or employee deemed to have violated any law, rule or regulation, or any internal policy regarding accounting standards and disclosures, internal accounting controls, or matters related to the internal or external audit of the Corporation’s financial statements, may be subject to disciplinary action, up to and including termination (subject to shareholder approval, in the case of the removal of a director).

4.	No Retaliation

Employees should feel confident to report violations as described above or to assist in investigations of such alleged violations. The Corporation will not tolerate retaliation or discrimination of any kind by or on behalf of the Corporation and its employees against any employee making a good faith complaint of, or assisting in the investigation of, any violation of government laws, rules, or regulations or the Corporation’s Code of Business Conduct and Ethics (the “Code”) or internal policies regarding accounting standards or disclosures, internal accounting controls, or matters related to the internal or external audit of the Corporation’s financial statements.

5.	Retention of Complaints and Documents

The Audit Committee shall retain all documents and records regarding any complaint for a period of five (5) years, such period commencing from the time the complaint is received.

It is illegal and against the Corporation’s policy to destroy any corporate audit or other corporate records that may be subject to or related to an investigation by the Corporation or any federal or provincial regulatory body.

6.	Compliance with this Policy

All employees must follow the procedures outlined in this Policy and cooperate with any investigation initiated pursuant to this Policy. Adhering to this Policy is a condition of employment. The Corporation must have the opportunity to investigate and remedy any alleged violation or employee concerns, and each employee must ensure that the Corporation has an opportunity to undertake such an investigation.

This Policy does not constitute a contractual commitment of the Corporation. This Policy should not be construed as preventing, limiting, or delaying the Corporation from taking disciplinary action against any individual, up to and including termination, in circumstances (such as, but not limited to, those involving problems of performance, conduct, attitude, or demeanour) where the Corporation deems disciplinary action appropriate.

This Policy in no way alters an employee’s at-will employment status with the Corporation. Either the Corporation or an employee can terminate the employment relationship at the Corporation at any time, for any reason or no reason, with or without cause, warning, or notice, subject at all times to the terms of any written employment agreement and applicable employment laws.

U.S. REGULATORY COMPLIANCE

The Corporation’s shares are currently registered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as such are subject to the Sarbanes-Oxley Act (“SOX”) and the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”).

SOX and Dodd-Frank created new protections for employees of publicly-traded companies, forbidding retaliation of any kind against employees who engage in certain “whistleblowing” activities. According to SOX and Dodd-Frank, employers must not “discharge, demote, suspend, threaten, harass, directly or indirectly, or in any other manner discriminate against” any employee deemed to be a “whistleblower” in the terms and conditions of employment because the employee participates in lawful conduct designed to expose or assist with investigations of U.S. federal securities law violations.

Specifically, employee conduct that is protected under SOX and Dodd-Frank from retaliation includes:

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providing information to or otherwise assisting in an investigation by a U.S. federal regulatory or law enforcement agency, any member of the U.S. Congress or committee of the U.S. Congress, or any person with supervisory authority over the employee or who has the authority to investigate, discover, or terminate misconduct, where such information or investigation relates to any conduct of the employer that the employee reasonably believes constitutes a possible violation of specified U.S. federal laws, any rule or regulation of the U.S. Securities and Exchange Commission (“SEC”), or any other U.S. federal law relating to fraud against shareholders, that has occurred, is ongoing, or is about to occur;

•	filing, testifying, participating in, or otherwise assisting in a proceeding relating to alleged violations of any U.S. federal securities laws; or

•	making disclosures of information that are required and protected under SOX, Dodd-Frank, the Exchange Act, and any other law, rule or regulation subject to SEC jurisdiction.

This Policy also confirms that the Corporation will not, directly or indirectly, discharge, demote, suspend, threaten, harass, retaliate against, or in any other manner discriminate against anyone by reason that such person:

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makes a good faith complaint to the Corporation or to an outside governmental authority, or to both, about suspected Corporation or employee violations of law or violations of the Corporation’s policies or its Code or otherwise amounts to serious improper conduct;

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makes a good faith complaint to the Corporation or to an outside governmental authority, or to both, regarding accounting, internal accounting controls or auditing matters that may lead to incorrect or misrepresentations in financial reporting;

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provides information (or causes information to be provided) to or assists either the Corporation or an outside governmental authority in an investigation regarding violations of law or any of the Corporation’s codes or policies; or

•	files, testifies or participates in a governmental investigation or judicial or administrative proceeding relating to alleged violations of law.

SOX, Dodd-Frank and this Policy do not supplant or otherwise affect existing rights that employees might have under other laws.

This Policy was approved by the Board of Directors of the Corporation effective the 9th day of December, 2011.

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